Filed Pursuant to Rule 433

Registration No. 333-178979

FOR IMMEDIATE RELEASE

For more information please contact:

Ministry of Finance and Planning The Government of Jamaica	Clarendon Alumina Production Limited

Pamella Mclaren Senior Director, Debt Management Branch Tel: +1 876 932 5400 Email: pamella.mclaren@mof.gov.jm	Winston Hayden Managing Director Phone: +1 876 927 2732 E-mail: whayden.capltd@gmail.com

Dian Black, Director Portfolio Management, Debt Management Branch Tel: +1 876 932 5402 Email: dian.black@mof.gov.jm

Janet Wallace Manager, External Markets, Debt Management Branch Phone: +1 876 932 5431 Email: janet.wallace@mof.gov.jm

The Government of Jamaica announces an Exchange Offer for

Clarendon Alumina Production Limited’s (“CAP”) outstanding 8.50% Amortizing

Notes due 2021 and CAP announces a Consent Solicitation

KINGSTON, July 31, 2013 – The Government of Jamaica (“Jamaica”) announced today that it has commenced an offer to exchange (the “Exchange Offer”) with Eligible Holders (as defined below) of the 8.50% amortizing notes due 2021 issued by Clarendon Alumina Production Limited (“CAP”) and guaranteed by Jamaica (the “CAP Notes”) (ISIN: US180351AA60 and USP28148AA54; CUSIP: 180351AA6 and P28148AA5). Jamaica is offering to exchange any and all CAP Notes held by such Eligible Holders for 8.50% amortizing notes due 2021 to be issued by Jamaica (the “2021 Jamaica Notes”).

In conjunction with the Exchange Offer, CAP announced today that it has commenced a solicitation (the “Consent Solicitation”) of consents (the “Consents”) to amend certain provisions

(the “Proposed Amendments”) of the fiscal agency agreement under which the CAP Notes were issued (the “CAP Fiscal Agency Agreement”), which will have the effect of eliminating certain covenants, change of control restrictions and events of default contained in the CAP Fiscal Agency Agreement that afford protection to the holders of the CAP Notes.

The Exchange Offer and the Consent Solicitation are being carried out in connection with an alumina sales agreement that was entered into between CAP and Noble Resources Ltd. (“Noble”) on June 17, 2013 (the “Alumina Sales Agreement”), pursuant to which CAP will provide and perfect a security interest with respect to the 45% interest it holds as a co-tenant in common in the assets of Jamalco, a joint venture with Alcoa Minerals of Jamaica, an indirect subsidiary of Alcoa Inc., for the benefit of Noble upon the successful completion of the Exchange Offer and Consent Solicitation.

Only holders of CAP Notes that have properly completed and returned the holder eligibility letter (which is available at http://www.bondcom.com/CAP or can be obtained by contacting the information and exchange agent) and that satisfy the criteria therein, which we refer to as “Eligible Holders,” are authorized to receive and review the Invitation Statement (as defined below) and to participate in the Exchange Offer and the Consent Solicitation.

Exchange Offer and Consent Solicitation

The Exchange Offer and the Consent Solicitation will expire at 11:59 p.m., New York City time, on August 28, 2013, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”). Only Eligible Holders who validly tender CAP Notes and deliver their Consents by 5:00 p.m., New York City time, on August 16, 2013, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration (as described below). Eligible Holders who validly tender their CAP Notes and deliver their Consents after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Purchase Price (as described below).

CAP Notes tendered pursuant to the Exchange Offer by Eligible Holders other than certain committed Eligible Holders may be withdrawn, and their related Consents delivered pursuant to the Consent Solicitation may be revoked, in accordance with the terms of the Exchange Offer and the Consent Solicitation prior to 5:00 p.m., New York City time, on August 16, 2013 (such date and time, as the same may be extended, the “Withdrawal Date”).

As further described in the invitation to exchange and consent solicitation statement, dated July 31, 2013 (the “Invitation Statement”), Eligible Holders of CAP Notes whose tender of CAP Notes is accepted by Jamaica and whose delivery of Consents is accepted by CAP, will receive, in exchange for each US$1,000 original principal amount of CAP Notes (as recorded in the clearing systems) exchanged:

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in the case of CAP Notes tendered and Consents delivered before the Early Tender Date and not validly withdrawn, US$809.523810 principal amount of 2021 Jamaica Notes (the “Total Consideration”), which reflects an exchange ratio of 100% based upon the current outstanding principal amount of CAP Notes; and

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in the case of CAP Notes tendered and Consents delivered after the Early Tender Date, but on or before the Expiration Date, an exchange consideration in an amount equal to US$793.333334 principal amount of 2021 Jamaica Notes (the “Purchase Price”), which reflects an exchange ratio of 98% based upon the current outstanding principal amount of CAP Notes.

In each case, the total amount of 2021 Jamaica Notes issued with respect to each tender of CAP Notes will be subject to rounding down to the nearest multiple of US$1.00, and no cash will be paid in lieu of 2021 Jamaica Notes not issued as a result of such rounding.

No accrued interest will be paid with respect to CAP Notes accepted for exchange pursuant to the Exchange Offer. Instead, the 2021 Jamaica Notes issued will bear interest beginning as of the most recent date on which interest was paid on such accepted CAP Notes.

Eligible Holders located in the European Economic Area must tender an outstanding principal amount of CAP Notes equal to at least US$140,000 (which, based on the current amortization factor of 0.809523810, will require such Eligible Holders to tender an original principal amount of CAP Notes equal to at least US$173,000) in order to participate in the Exchange Offer and the Consent Solicitation.

The terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Invitation Statement. Jamaica and CAP may amend, extend or terminate the Exchange Offer and Consent Solicitation, respectively.

Jamaica has obtained commitments to participate (the “Commitments to Participate”) from Eligible Holders of approximately           of the outstanding principal amount of the CAP Notes (the “Committed Eligible Holders”). In addition, Jamaica holds approximately 11.75% of the outstanding principal amount of the CAP Notes and intends to tender its CAP Notes and deliver accompanying Consents. The CAP Notes held by Committed Eligible Holders and Jamaica are in excess of the majority required for the approval of the Proposed Amendments pursuant to the Consent Solicitation; therefore, once the Committed Eligible Holders tender their CAP Notes and deliver accompanying Consents pursuant to the Exchange Offer and the Consent Solicitation as required by the terms of the Commitments to Participate and Jamaica tenders its CAP Notes and delivers accompanying Consents, CAP will have the Consents necessary to adopt the Proposed Amendments.

Jamaica expects that all CAP Notes validly tendered and accepted by Jamaica pursuant to the Exchange Offer will be exchanged for 2021 Jamaica Notes on or about the third business day following the Expiration Date (the “Settlement Date”).

Bondholder Communications Group, LLC has been appointed as the information and exchange agent for the Exchange Offer and the Consent Solicitation. Holders that wish to participate in the Exchange Offer and the Consent Solicitation must complete a holder eligibility letter at http://www.bondcom.com/CAP. A holder may contact the information and exchange agent at +1 (212) 809-2663 or +44 (0)20 7382 4580.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any 2021 Jamaica Notes or CAP Notes. The Exchange Offer and the Consent Solicitation are being made solely by the Invitations Statement.

The Exchange Offer and Consent Solicitation do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. In any jurisdiction in which the Exchange Offer is required to be made by a licensed broker or dealer and in which the dealer manager, or any affiliates thereof, are so licensed, the Exchange Offer shall be deemed to have been made by such dealer manager, or such affiliates, on behalf of Jamaica.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on Jamaica’s and CAP’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Neither Jamaica nor CAP is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Invitation Statement.

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